






AIR
SELFIE

The World's Only
Pocket-Sized HD
Aerial Photographer






Overview

Building a new Category – Aerial Camera
Strong consumer demand through airselfiecamera.com
Global distribution to support demand


12 MEGA PIXEL / 1080P
AERIAL CAMERA
AIR SELFIE
AIR PIX
AERIAL CAMERA
AIR PIX

AIR PIX is coming soon to these and many more retailers:

amazon BEST BUY MediaMarkt BicCamera ADORAMA MORE THAN A CAMERA STORE

AIR SELFIE

$8M+

In sales and pre-orders since 2017

110

Number of countries AirSelfie is sold in

13.7K

Indiegogo backers generating $1.6M

4.91X

ROAS for ads directing to DTC website

The World Loves to Take & Share Selfies

Fueled by the **3.5 billion smartphone install base** the global selfie phenomenon crosses every generation, culture and gender.

    

Over 8.6M selfies are posted to Instagram everyday

- Adweek

AIR
SELFIE

The Problem

The **millions of selfie takers*** are looking for a better way to shoot and share their life's adventures.

     

| Awkward looking poses | Mirror selfies | Precariously balancing your expensive phone | Terribly cropped shots | Ridiculous looking selfie stick | Handing your phone off to strangers |

* Over 24 billion selfies were uploaded in 2019 by over 200 million people - Google

AIR
SELFIE

Introducing AirSelfie

Your Personal Pocket-Size Aerial Camera

convenient unique easy engaging

extraordinary high quality smart affordable



AirSelfie is for Everyone

AirSelfie App and Auto-Fly autonomous flight modes make it **so easy that anyone can take stunning selfies** just about anywhere.


Airplane Rides


Fun with Friends


Special Occasions


Sports Events


At the Pool


Making the Shot


Feeling It


At the Lake


On a Hike


Flipping an Ollie


Catching Some Air


Girls Night Out

Over **50,000 AirSelfie aerial cameras** sold & pre-ordered.



3.87"

5.8"

2.8"

2.8 oz Feather-light chassis does not require registration

AIR
SELFIE

AirSelfie is Addressing a $100B Market

AirSelfie allows smartphone users the ability to take much better selfies & then post them to social media where they are likely to get more likes.



AIR PIX



AIR DUO



AIR PIVOT



AIR SKY



AIR BLADE

$13B COMMERCIAL

ROADMAP '21

$17B
CONSUMER

AIR PIX
AIR PIVOT
AIR DUO
AIR SKY

Goldman Sachs | Research

$100B
DRONE MARKET
BY 2020

$70B MILITARY

AIR BLADE

$100B MARKET OPPORTUNITY

AirSelfie - The Perfect Selfie Machine

AirSelfie aerial cameras have features and performance you would expect to see on devices that cost much, much more.

	Convenient Pocket-Size	Hands-Free Operation	Autonomous Operation	Indoor & Outdoor	Intuitive App Piloting	Image Editing	Instant SM Sharing	Average Cost
AirSelfie	**Yes**	**Yes**	**Yes**	**Yes**	**Yes**	**Yes**	**Yes**	**$175**
DJI Mavic Mini	No	No	No	No	No Uses a Remote Controller	No Limited Video Editing Only	No	$400
GoPro Action Camera	No	No Must be Mounted	Yes	Yes	No	Yes	Yes	$375
Smartphone	Yes	No	No	Yes	Yes	Yes	Yes	$530
DSLR Camera	No	No	No	Yes	No	No	No	$450

Intellectual Property and A.I.R. Platform

A.I.R. - Aerial Imaging Robotics Platform.



AERIAL CAMERA HARDWARE
Analog Autonomous Flight Modes
Patented Pocket-Sized Design
EDITING TOOL DASHBOARD
Complete Creative Editing Suite
IMAGE CAPTURE
CUSTOMIZATION
EASE OF USE
ENGAGEMENT
AIR SELFIE
One-Touch Auto-Fly
Easy Pilot Manual Flight
Cross Generational Social Media Relevance
SOFTWARE / APP
SOCIAL MEDIA SHARING

One-Touch Operation makes AirSelfie Easy to use



STEP 1

Take AirSelfie out of your pocket



STEP 3

Let it fly and frame



STEP 2

Shoot the perfect selfie



STEP 4

Edit and instantly share your images

AirSelfie in the Media

"AirSefie is a king of the consumer selfie world"

Forbes

"The upgraded pocket-sized drone just wants to be free."

Mac Sources

"This pocket-sized flying camera takes the perfect aerial selfies"

Mashable

"If you are looking for a cool way to revolutionize your selfies here's an Italian idea that could help you: AirSelfie

WIRED

"It's pocket-size and super light... So you can take it anywhere. AirSelfie2 will up your selfie game!"

BuzzFeed

"If you just got used to selfie sticks, we are sorry for you. Get ready to shoot flying images with AirSelfie "

HUFFPOST

CES 2020 - AirSelfie was ranked in the top 8% of all exhibitors for traffic, won multiple "Best of CES" Awards, was highlighted on the CBS Morning Show as a Top Product at CES and had 50+ articles and interviews .



AirSelfie Aerial Camera Roadmap

The AirSelfie rollout of aerial cameras in 2020 and 2021 includes a mix of strategic features and key price points.

2020 — **2021**

    

AIR PIX	**AIR PIVOT**	**AIR DUO**	**AIR SKY**	**AIR BLADE**
Affordable and intuitive entry-level aerial camera. One-touch and Auto-fly functions	Features 180˚ manual tilting camera. Landscape and zenith photos and HD videos. One-touch and Auto-fly functions . .	Features intelligent dual camera sensors for landscape and zenith HD photos and Video. One-touch and Auto-fly functions	Features intelligent dual lenses. Waterproof, Multiple flight sensors, 3D printed airframe. HD photos and 4K videos. One-touch and Auto-fly functions	Airselfie's technology focused on use in tactical markets. Multi-camera, multi sensor for Military, Polices, Fire and First Responders who need visual access to unapproachable areas.
Fourth Quarter 2019 **SRP: $99.95**	**Third Quarter 2020** **SRP: $179.95**	**Third Quarter 2020** **SRP: $229.95**	**First Quarter 2021** **SRP: $249.95**	**2021** **SRP: NDA**

An Executive Team of Seasoned Professionals

AirSelfie has assembled a best-in-class team of industry leaders in every discipline of the business,

GLOBAL TEAM



Stefano Cabella
President

Proven leader in the consumer electronics and FMCG product industry and with executive experience at international brands like Lavazza.





Greg Appelhof
CEO

Innovative marketer and entrepreneur with extensive start-up experience in the CE category and expertise in all facets of the go-to-market process for brands household name brands like Nest and Adidas.





John McCarvel
COO

Past CEO and COO of Crocs and President of PopSockets, the mobile accessory phenomena, John brings C-Suite experience in supply chain and operational strategy and management.





Eileen Murphy
Head of Sales NA

Seasoned veteran in the photography industry at Kodak for 28+ years with integral insights into the CE industry and opportunity identification and customer acquisition.





Steve Muttram
Head of Sales EMEA

As the former CEO & COO of the mobile accessory brand Olloclip & founder of Expand CE, Steve brings strategic business expansion expertise to AirSelfie



STRATEGIC CONSULTANTS



Charles Michael Yim
Serial Entrepreneur

Charles is an accomplished entrepreneur and investor with 2 successful exits and has raised $100M for ventures. His successful Breathometer pitch on Shark Tank raised $1M.





Gregor Berkowitz
CTO

Experienced leader in business and technical management of CE product planning, development, sourcing and mass production. Gregor was instrumental in the launch of the popular FLIP video camera.





Geoffrey Lewis
Distribution Expert

Geoffrey is a highly respected logistical operations strategist who founded Wynit Distribution and specializes in start-up launches and advising entrepreneurial ventures.



AiR
SELFIE

Use of Funds

Minimum Raise



100%

■ **Inventory** ■ ■ ■

Maximum Raise



7.50%

20%

72.50%

■ **Inventory**

■ **Expansion/Marketing**

■ **Team**



AirSelfie - The Future of Personal Photography

AIR
SELFIE

Revenue Projections



AirSelfie Powerbank Accessory historically attaches at 52%

DTC Revenues forecasted at 25% of total

Please note: Projections are not guaranteed.